This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         Legg Mason Capital Management, Inc.


         By__/s/ Andrew J. Bowden_____________________
             Andrew J. Bowden, Senior Vice President


         LMM LLC


         By___/s/ Jennifer Murphy______________________
             Jennifer Murphy, Chief Operations Officer


         Legg Mason Special Investment Trust, Inc.


         By___/s/ Gregory T. Merz______________________
             Gregory T. Merz, Vice President